                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                Amendment No. 1
                               (Final Amendment)
                                       to
                                 Schedule 13E-3
                        Rule 13e-3 Transaction Statement
                       (Pursuant to Schedule 13(e) of the
                        Securities Exchange Act of 1934)

                              MARIETTA CORPORATION
                    --------------------------------------
                                (Name of Issuer)

                              Marietta Corporation
                            BFMA Holding Corporation
                                Barry Florescue
                    --------------------------------------
                      (Name of Person(s) Filing Statement)

                                  Common Stock
                            $.01 Par Value Per Share
                    --------------------------------------
                         (Title of Class of Securities)

                                   567634 100
                    --------------------------------------
                     (CUSIP Number of Class of Securities)

                               Barry W. Florescue
                              MARIETTA CORPORATION
                              37 Huntington Street
                            Cortland, New York 13045
                                 (607) 753-6746
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                   copies to:
                               GREGG LERNER, ESQ.
                      RUBIN BAUM LEVIN CONSTANT & FRIEDMAN
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-7705
                                      and
                           CHARLES I. WEISSMAN, ESQ.
                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
                                919 Third Avenue
                           New York, New York  10022
                                 (212) 758-9500

This statement is filed in connection with (check the appropriate box):

a.    [x]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    [ ]  The filing of a registration statement under the Securities Act of
           1933.
c.    [ ]  A tender offer.
d.    [ ]  None of the above.

Check the following box if soliciting materials or information referred to in checking box (a) are preliminary copies [ ].

          Marietta Corporation (the "Company"), BFMA Holding Corporation ("Parent") and Barry W. Florescue hereby amend and supplement the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on February 7, 1996 (the "Statement"), with this Amendment No. 1 (the "Final Amendment"). This Final Amendment is being filed in order to report the results of the Special Meeting of Shareholders of the Company, which was held for the purpose of approving the Agreement and Plan of Merger, dated as of August 26, 1996, as amended by the First Amendment, Second Amendment and Third Amendment, dated as of November 30, 1995, January 26, 1996 and March 8, 1996, respectively (collectively, the "Merger Agreement"), by and among the Company, Parent and BFMA Acquisition Corporation ("Newco"), and the merger of Newco with and into the Company (the "Merger"), with the Company as the surviving corporation. The Merger, which was consummated on March 8, 1996, was the final step in the acquisition by Parent of the entire equity interest in the Company.

          Newco, which was a party to the Statement, is not a party hereto because it no longer exists as a result of the Merger.

          Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

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Item 1.   Issuer and Class of Security Subject to the Transaction.
-------   -------------------------------------------------------

          Item 1 of the Statement is hereby amended and supplemented by the addition of the following information:

     (b) Upon the consummation of the Merger, all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares") which were then issued and outstanding, other than Shares held by Parent, Newco or any of their affiliates (except for certain shares held in an Individual Retirement Account for the benefit of Mr. Florescue), and Shares held by the Company as treasury stock were converted into the right to receive $10.25 in cash without interest. In addition, each option ("Option") outstanding under the Company's 1986 Incentive Stock Option Plan or 1986 Stock Option Plan (together, the "Options") were surrendered for cancellation in exchange for the difference between $10.25 per Share and the Option exercise price. All Shares of the Company held by Newco, Parent and any of their affiliates (except for certain shares held in an Individual Retirement Account for the benefit of Mr. Florescue), and all Shares owned by the Company as treasury stock have been cancelled. Immediately prior to the Merger, there were a total of 100 shares of common stock, par value $.01 per share, of Newco, issued and outstanding. (Pursuant to the terms of the Merger Agreement, at the Merger, the certificate of incorporation of Newco became the certificate of incorporation of the surviving corporation). As a result, there are presently 100 Shares of the Company issued and outstanding and Parent is the sole shareholder of the Company.

Item 2.   Identity and Background.
------    -----------------------

          Item 2 of the Statement is hereby amended and supplemented by the addition of the following information:

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          Pursuant to the terms of the Merger Agreement, at the Merger, the sole director of Newco (Mr. Florescue) became the sole director of the Company.

Item 3.   Past Contracts, Transactions or Negotiations.
------    --------------------------------------------

          Item 3 of the Statement is hereby amended and supplemented by the addition of the following information:

          On March 8, 1996, the Company, Parent and Newco executed Amendment No. 3 to the Merger Agreement wherein the Company agreed to waive the requirement set forth in Section 3.11 of the Merger Agreement, that Parent designate a branch or trust company located in the United States with assets in excess of $500,000,000 to serve as the Exchange Agent (as such term is defined in the Merger Agreement).

Item 10.  Interest in Securities of the Issuer.
-------   ------------------------------------

          Item 10 of the Statement is hereby amended and supplemented by the following information:

     (a) As a result of consummation of the Merger on March 8, 1996, Parent has acquired the entire equity interest in the Company. There are 100 issued and outstanding Shares of the Company, all of which are owned by Parent.

Item 16.  Additional Information.
-------   ----------------------

          Item 16 of the Statement is hereby amended and supplemented by the addition of the following information:

          At the Special Meeting of Shareholders of the Company that was held on March 7, 1996, 2,803,566 Shares were represented in person or by proxy; 2,769,153 Shares or 77% of the

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total Shares then outstanding were voted in favor of the proposal to approve the
Merger Agreement; 32,939 Shares or 1% of the total Shares then outstanding were voted against the proposal; and 1,474 shares of the total Shares then outstanding abstained. The number of Shares voted in favor of the Merger Agreement was sufficient to approve the Merger Agreement. On March 8, 1996, a Certificate of Merger was filed with the Department of State of the State of New York and the Merger became effective on March 8, 1996.

          As a result of the Merger, the Company is wholly-owned by Parent. A Form 15 is to be filed concurrently with this Statement with the Securities and Exchange Commission to deregister the Shares under Section 12(g) of the Securities Exchange Act of 1934 because the number of holders of record of the Shares has been reduced to fewer than 300 persons.

Item 17.  Material to be filed as Exhibits.
-------   --------------------------------

          Item 17 of the Statement is hereby amended and supplemented by the addition of the following information.

     (c)(5) Amendment No. 3 dated March 8, 1996, to the Agreement and Plan of Merger, dated as of August 26, 1995, by and among BFMA Holding Corporation, BFMA Acquisition Corporation and Marietta Corporation.

     (d)(5) Press release, dated March 8, 1996, issued by Marietta Corporation.

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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1996               Marietta Corporation


                                    By: /s/ Barry W. Florescue
                                        ----------------------
                                         Barry W. Florescue
                                         President and Chief Executive Officer

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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1996               BFMA Holding Corporation


                                    By: /s/ Barry W. Florescue
                                        ----------------------
                                         Barry W. Florescue
                                         President, Treasurer and Secretary

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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1996                         /s/ Barry W. Florescue
                                              ---------------------
                                              Barry W. Florescue

                                      -8-
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                                 EXHIBIT INDEX


                                                        PAGE IN SEQUENTIALLY
EXHIBIT NO.   DESCRIPTION                               NUMBERED COPY
-----------   -----------                               -------------
(c)(5)        Amendment No. 3, dated March 8, 1996,
              to Agreement and Plan of Merger, dated
              as of August 26, 1995, by and among
              BFMA Holding Corporation, BFMA
              Acquistion Corporation and Marietta
              Corporation.

(d)(5)        Press Release, dated March 8, 1996,
              issued by Marietta Corporation



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